Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE November 24, 2005

Trading Symbol: AMM -TSX

www.almadenminerals.com

Drilling Underway at the Fuego Gold-Silver Project, Mexico

Almaden Minerals Ltd. (“Almaden”) is pleased to announce that its partner Horseshoe Gold Mining Inc. (“Horseshoe”) has initiated a diamond drill program on Almaden’s wholly owned Fuego gold-silver prospect located in Oaxaca State, Mexico. The drill program will consist of a minimum of 2,000 meters designed to test along the strike and dip of a quartz vein system identified and staked by Almaden in 2003.

The Fuego project is road accessible and located in Oaxaca State, roughly 140 kilometers southeast of Oaxaca City. The property covers an area of low-sulphidation epithermal veining exhibiting classic vein textures commensurate with a highly preserved dynamic mineralising environment. The textures include colloform banded fine grained quartz which has replaced non-crystalline amorphous silica, quartz which has replaced lattice-textured calcite and sulphide-rich bands containing electrum and exhibiting graded bedding. These textures are interpreted to represent a high level of exposure within the mineralised portion of a large epithermal vein system.

In 2004 Horseshoe completed a surface geologic mapping and rock and soil sampling program on the Fuego property. This program outlined the main vein zone which has been traced in outcrop roughly 1,000 meters along strike. Along this exposed strike length vein widths vary from 3 to 10 meters. Several parallel veins were identified in outcrop as well. Sampling of the main vein returned values from 0.04 to 13.6 g/t Au and silver values from 1.6 to 643 g/t. Where exposure allowed, continuous chip sampling was carried out on the main vein. The results included a 4 meter exposure averaging 4.52 g/t Au and 86 g/t Ag with individual samples up to 10.6 g/t Au and 162 g/t Ag. This sampling was carried out on a different vein exposure than where a 3 meter sample taken by Almaden across the vein returned 7.8 g/t Au and 191 g/t Ag. Soil sampling highlighted the main vein zone with elevated Au, Ag, Sb and As values in samples collected. Additional zones of elevated Au, Ag, Sb and As in soil samples spatially unrelated to the main vein zone suggest that unexposed parallel structures may exist. A small Induced Polarization (IP) geophysical survey was carried out to test the effectiveness of this methodology in identifying vein structures that are not exposed. This work identified the known veins as resistivity and chargeability highs. The present drill program includes plans to test along roughly 500 meters of strike length and up to 150 meters beneath surface.

Almaden optioned the Fuego property to Horseshoe on terms whereby Horseshoe can earn a 60% interest in the property by spending US$3 Million exploring the Fuego project and issuing 1,000,000 shares of Horseshoe to Almaden. In addition, upon earning a 60% interest in the property, Horseshoe would have 120 days to acquire Almaden's remaining 40% interest in the property in return for a 40% interest in the issued capital of Horseshoe, to be issued by Horseshoe to Almaden at that time.

Samples were analysed by ALS Chemex Labs of North Vancouver. Almaden samples were taken under the direction of qualified persons Mr. Morgan Poliquin, M.Sc., P.Eng, director of Almaden and Mr. H. L. King, P.Geo. Work by Horseshoe was carried out under the supervision of qualified person Mr. William Wengzynowski, P.Eng.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.